SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6)*

                      TRANS WORLD ENTERTAINMENT CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)
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                                    89336Q100
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                                 (CUSIP Number)
                                                     with a copy to:
Stephen Feinberg                                     Robert G. Minion, Esq.
450 Park Avenue                                      Lowenstein Sandler PC
28th Floor                                           65 Livingston Avenue
New York, New York  10022                            Roseland, New Jersey  07068
(212) 421-2600                                       (973) 597-2424
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                 (Name, Address and Telephone Number of Persons

                Authorized to Receive Notices and Communications)

                                September 1, 2000

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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89336Q100
________________________________________________________________________________
1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

     Stephen Feinberg
________________________________________________________________________________
2) Check the Appropriate Box if a Member of a Group (See Instructions):

         (a)                   Not
         (b)                   Applicable
________________________________________________________________________________
3)  SEC Use Only
________________________________________________________________________________
4)  Source of Funds (See Instructions):  WC
________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                             Not Applicable
________________________________________________________________________________
6)  Citizenship or Place of Organization:           United States
________________________________________________________________________________
    Number of                            7) Sole Voting Power:        6,451,281*
    Shares Beneficially                  8) Shared Voting Power:              0
    Owned by
    Each Reporting                       9) Sole Dispositive Power:   6,451,281*
    Person With                         10) Shared Dispositive Power:         0
________________________________________________________________________________
11) Aggregate Amount Beneficially Owned by Each Reporting Person:     6,451,281*
________________________________________________________________________________
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions):

                           Not Applicable
________________________________________________________________________________
13) Percent of Class Represented by Amount in Row (11):      13.3%*
________________________________________________________________________________
14) Type of Reporting Person (See Instructions):       IA
________________________________________________________________________________
* As of September 1, 2000, 1,284,800 shares of Trans World Entertainment Corporation (the "Company") common stock, par value $.01 per share (the "Common Stock"), were owned by Cerberus Partners, L.P., a limited partnership organized under the laws of Delaware ("Cerberus"); 666,400 shares of the Common Stock were owned by Cerberus Institutional Partners, L.P., a limited partnership organized under the laws of Delaware ("Institutional"); and 2,946,050 shares of the Common Stock were owned by Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"). In addition, as of such date, 1,554,031 shares of the Common Stock were owned in the aggregate by certain private investment funds (collectively, the "Funds"). Stephen Feinberg possesses sole power to vote and direct the disposition of all shares of the Common Stock owned by each of Cerberus, Institutional, International and the Funds. See Item 5 for further information.

Item 5.   Interest in Securities of the Issuer.

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 29, 2000, as of May 27, 2000 there were outstanding 48,374,076 shares of the Common Stock. As of September 1, 2000, 1,284,800 shares of the Common Stock were owned by Cerberus; 666,400 shares of the Common Stock were owned by Institutional; 2,946,050 shares of the Common Stock were owned by International and 1,554,031 shares of the Common Stock were owned in the aggregate by the Funds. Stephen Feinberg possesses sole power to vote and direct the disposition of all shares of the Common Stock owned by each of Cerberus, Institutional, International and the Funds. Therefore, for the purposes of Regulation Section 240.13d-3, Stephen Feinberg is deemed to be the beneficial owner of 6,451,281 shares of the Common Stock, or 13.3% of the shares of Common Stock deemed to be outstanding as of September 1, 2000.

          The following table details the transactions during the past sixty days in the Common Stock by Mr. Feinberg or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which were effected in an ordinary brokerage transaction):

                                   I. Cerberus

                                   (Purchases)

   Date                             Quantity                            Price

August 10, 2000                      45,000                             $10.00
August 11, 2000                      12,000                             $10.00
August 23, 2000                       7,000                              $9.73
August 25, 2000                      10,000                              $9.75
August 30, 2000                      11,000                              $9.69
August 31, 2000                       4,500                              $9.75
September 1, 2000                   185,000                              $9.66

                                     (Sales)

                                      none

                                II. Institutional

                                   (Purchases)

   Date                             Quantity                             Price

                                      NONE

                                     (Sales)

                                      NONE

                               III. International

                                   (Purchases)

   Date                             Quantity                             Price

August 10, 2000                      55,000                             $10.00
August 11, 2000                      15,000                             $10.00
August 23, 2000                       9,000                              $9.73
August 25, 2000                      12,200                              $9.75
August 30, 2000                      14,000                              $9.69
August 31, 2000                       5,500                              $9.75
September 1, 2000                   228,000                              $9.66

                                     (Sales)

                                      NONE

                                  IV. The Funds

                                   (Purchases)

   Date                             Quantity                             Price

                                      NONE

                                     (Sales)

                                      NONE

                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                            September 7, 2000

                                            /s/ Stephen Feinberg
                                            ____________________________________
                                            Stephen Feinberg, in his capacity as
                                            the   managing   member of  Cerberus
                                            Associates,   L.L.C.,   the  general
                                            partner of Cerberus Partners,  L.P.,
                                            and  as  the  investment manager for
                                            each    of   Cerberus  Institutional
                                            Partners,      L.P.,        Cerberus
                                            International,    Ltd.   and certain
                                            private investment funds

      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001).